SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )*

Zhangmen Education Inc.

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

98955H200**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 98955H200 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “ZME.” Each ADS represents seventy-two Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 Pages

1	Name of Reporting Person Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 87,788,787 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 87,788,787 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 87,788,787 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.2%(2) (or 1.2%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)

Represents 87,788,787 Class A ordinary shares (87,788,736 of which is represented by 1,219,288 ADSs) held by Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership) (hereinafter, “Wenwei I”).

(2)

The beneficial ownership percentage is calculated based on 1,419,033,360 ordinary shares of the Issuer as a single class, being the sum of (i) 1,224,155,349 Class A ordinary shares issued and outstanding as of June 7, 2021, and (ii) 194,878,011 Class B ordinary shares issued and outstanding as of June 7, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 9, 2021. The voting power of the shares beneficially owned represented 1.2% of the total outstanding voting power.

Page 3 of 10 Pages

1	Name of Reporting Person Shunwei Capital Venture Investment Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 87,788,787 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 87,788,787 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 87,788,787 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.2%(2) (or 1.2%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)

Represents 87,788,787 Class A ordinary shares (87,788,736 of which is represented by 1,219,288 ADSs) held by Wenwei I. Shunwei Capital Venture Investment Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone (hereinafter, “Shunwei Investment of Lhasa”) is the general partner of Wenwei I.

(2)

The beneficial ownership percentage is calculated based on 1,419,033,360 ordinary shares of the Issuer as a single class, being the sum of (i) 1,224,155,349 Class A ordinary shares issued and outstanding as of June 7, 2021, and (ii) 194,878,011 Class B ordinary shares issued and outstanding as of June 7, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 9, 2021. The voting power of the shares beneficially owned represented 1.2% of the total outstanding voting power.

Page 4 of 10 Pages

1	Name of Reporting Person Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 87,788,787 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 87,788,787 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 87,788,787 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.2%(2) (or 1.2%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 87,788,787 Class A ordinary shares (87,788,736 of which is represented by 1,219,288 ADSs) held by Wenwei I. Shunwei Investment of Lhasa is the general partner of Wenwei I. Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd. (hereinafter, “Shunwei Investment Consulting”) is the general partner of Shunwei Investment of Lhasa.

(2)

The beneficial ownership percentage is calculated based on 1,419,033,360 ordinary shares of the Issuer as a single class, being the sum of (i) 1,224,155,349 Class A ordinary shares issued and outstanding as of June 7, 2021, and (ii) 194,878,011 Class B ordinary shares issued and outstanding as of June 7, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 9, 2021. The voting power of the shares beneficially owned represented 1.2% of the total outstanding voting power.

Page 5 of 10 Pages

1	Name of Reporting Person Jun Lei
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 87,788,787 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 87,788,787 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 87,788,787 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.2%(2) (or 1.2%(2) of the aggregate voting power)
12	Type of Reporting Person IN

(1)

Represents 87,788,787 Class A ordinary shares (87,788,736 of which is represented by 1,219,288 ADSs) held by Wenwei I. Shunwei Investment of Lhasa is the general partner of Wenwei I. Shunwei Investment Consulting is the general partner of Shunwei Investment of Lhasa. Jun Lei holds more than 50% of equity interests in Shunwei Investment Consulting.

(2)

The beneficial ownership percentage is calculated based on 1,419,033,360 ordinary shares of the Issuer as a single class, being the sum of (i) 1,224,155,349 Class A ordinary shares issued and outstanding as of June 7, 2021, and (ii) 194,878,011 Class B ordinary shares issued and outstanding as of June 7, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 9, 2021. The voting power of the shares beneficially owned represented 1.2% of the total outstanding voting power.

Page 6 of 10 Pages

Item 1(a).	Name of Issuer: Zhangmen Education Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: No.82 Tongjia Road, Hongkou District, Shanghai, People’s Republic of China

Item 2(a).

Name of Person Filing:

(i) Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership) (“Wenwei I”);

(ii)  Shunwei Capital Venture Investment Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone (“Shunwei Investment of Lhasa”);

(iii)  Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd. (“Shunwei Investment Consulting”); and

(iv) Jun Lei (collectively with Wenwei I, Shunwei Investment of Lhasa, Shunwei Investment Consulting, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The addresses of the Reporting Persons are:

For Wenwei I

Room 1125, No. 35, Rijing Road

Shanghai Pilot

People’s Republic of China

For Shunwei Investment of Lhasa

Yangguang New Town B1-502

Lhasa Economic and Technological Development Zone

People’s Republic of China

For Shunwei Investment Consulting Unite 5, 4-1, Shitong Yangguang New Town, Bldg 3 158 Jinzhu West Road Lhasa Economic and Technological Development Zone People’s Republic of China

For Jun Lei RM801, BLDG D1, Liangmaqiao DRC Office Tower Chaoyang District Beijing, People’s Republic of China

Item 2(c)

Citizenship:

Wenwei I – People’s Republic of China

Shunwei Investment of Lhasa – People’s Republic of China

Shunwei Investment Consulting – People’s Republic of China

Jun Lei – People’s Republic of China

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.00001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 30 votes per share, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Page 7 of 10 Pages

Item 2(e).	CUSIP Number: 98955H200 This CUSIP number applies to the American depositary shares of the Issuer, each representing seventy-two Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

Reporting Persons	Sole Voting Power	Shared Voting Power)	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class A Ordinary Shares(1)	Percentage of Total Ordinary Shares(1)	Percentage of the Aggregate Voting Power(2)
Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership) .(3)	87,788,787	0	87,788,787	0	87,788,787	7.2%	6.2%	1.2%
Shunwei Capital Venture Investment Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone(3)	87,788,787	0	87,788,787	0	87,788,787	7.2%	6.2%	1.2%
Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd. (3)	87,788,787	0	87,788,787	0	87,788,787	7.2%	6.2%	1.2%
Jun Lei	87,788,787	0	87,788,787	0	87,788,787	7.2%	6.2%	1.2%

(1)

The beneficial ownership percentage is calculated based on 1,419,033,360 ordinary shares of the Issuer as a single class, being the sum of (i) 1,224,155,349 Class A ordinary shares issued and outstanding as of June 7, 2021, and (ii) 194,878,011 Class B ordinary shares issued and outstanding as of June 7, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 9, 2021.

Page 8 of 10 Pages

(2)

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 30 votes, on all matters submitted to them for vote.

(3)

Shunwei Investment of Lhasa is the general partner of Wenwei I. Shunwei Investment Consulting is the general partner of Shunwei Investment of Lhasa. Jun Lei holds more than 50% of equity interests in Shunwei Investment Consulting.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 9 of 10 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons dated February 14, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership)	By:	/s/ Wenjing Ma
Name: Wenjing Ma
Title: Authorized Signatory

Shunwei Capital Venture Investment Partnership (Limited Partnership) of Lhasa
Economic and Technological Development Zone	By:	/s/ Jun Lei
Name: Jun Lei
Title: Authorized Signatory

Lhasa Economic and Technological Development Zone Shunwei Capital
Investment Consulting Co., Ltd.	By:	/s/ Jun Lei
Name: Jun Lei
Title: Authorized Signatory

Jun Lei	/s/ Jun Lei